Exhibit 99.1

Press Release

Biophytis and Innovation Solutions Pharma sign a partnership agreement to accelerate market access for Sarconeos (BIO101) in Brazil

Paris (France) and Cambridge (Massachusetts, USA), October 30 ,2023 – 06:00 – Biophytis SA (Nasdaq CM : BPTS, Euronext Growth Paris : ALBPS), («Biophytis»), a clinical-stage biotechnology company specialized in the development of therapeutics that are aimed at slowing the degenerative processes associated with aging and improving functional outcomes for patients suffering from age-related diseases, announces the signature of a partnership with Innovation Solutions Pharma, a company specializing in support for clinical development and drug registration operations in South America, with a view to accelerate market access for Sarconeos (BIO101) in Brazil.

As part of this partnership, Innovative Solutions Pharma will represent Biophytis in front of the Brazilian agency ANVISA to lift the suspension of the Early Access Program (EAP) authorized at the beginning of 2022. This program will enable a maximum of 80 patients suffering from critical forms of COVID-19 to be treated for 28 days under mechanical ventilation in the intensive care units of Brazilian hospitals. The aim is to offer a therapeutic alternative to prevent death of these patients.

While the number of patients hospitalized with COVID-19 is currently rising sharply in Brazil and around the world, there are still very few options available for treating severe forms of the disease.

ANVISA's approval of an EAP is based primarily on the following criteria:

▪	The product is intended for patients suffering from a serious disabling and/or life-threatening disease.
▪	There is no satisfactory therapeutic alternative in the treatments already registered in Brazil.
▪	Authorization to use the product is granted on request, and only under the responsibility of the prescribing practitioner, as it is likely to be of significant benefit to the patient.

Stanislas Veillet, Chief Executive Officer of Biophytis, stated: “Making Sarconeos (BIO101) available to Brazilian patients hospitalized in intensive care due to Covid-19 represents a key step towards bringing our treatment to market. This program will enable us to treat critical patients and generate important new information on the safety and efficacy of our treatment in real-life conditions. Biophytis aims to start this early access program in Brazil in the first quarter of 2024, and to continue expanding our early access program in France and in other countries.”

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About BIOPHYTIS

Biophytis SA is a clinical-stage biotechnology company specializing in the development of drug candidates for age-related diseases. Sarconeos (BIO101), our lead drug candidate, is a small molecule in development for age-related neuromuscular (sarcopenia and Duchenne muscular dystrophy) and cardiorespiratory (Covid-19) diseases. Promising clinical results were obtained in the treatment of sarcopenia in an international phase 2 study, enabling the launch of a phase 3 study in this indication (SARA project). The safety and efficacy of Sarconeos (BIO101) in the treatment of severe COVID-19 were studied in a positive international phase 2-3 clinical trial (COVA project). A pediatric formulation of Sarconeos (BIO101) is currently being developed for the treatment of Duchenne Muscular Dystrophy (DMD, MYODA project). The company is based in Paris, France, and Cambridge, Massachusetts. The Company's ordinary shares are listed on Euronext Growth (Ticker: ALBPS-ISIN: FR0012816825) and the ADSs (American Depositary Shares) are listed on Nasdaq Capital Market (Ticker BPTS - ISIN: US09076G1040).

For more information, visit www.biophytis.com

Disclaimer

This press release contains forward-looking statements. Forward-looking statements include all statements that are not historical facts. In some cases, you can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "could," "seeks," "predicts," "intends," "trends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward- looking statements are based on assumptions that Biophytis considers to be reasonable. However, there can be no assurance that the statements contained in such forward-looking statements will be verified, which are subject to various risks and uncertainties. The forward-looking statements contained in this press release are also subject to risks not yet known to Biophytis or not currently considered material by Biophytis. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Please also refer to the "Risk and uncertainties the Company is to face» section from the Company’s 2022 Financial Report available on BIOPHYTIS website (www.biophytis.com) and as exposed in the "Risk Factors" section of form 20-F as well as other forms filed with the SEC (Securities and Exchange Commission, USA). We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Biophytis contacts

Investor relations

Nicolas Fellmann, CFO

Investors@biophytis.com

Media

Antoine Denry: antoine.denry@taddeo.fr – +33 6 18 07 83 27

Nizar Berrada: nizar.berrada@taddeo.fr – +33 6 38 31 90 50

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